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                            July 22, 2022

       Zheng Yuan
       Chief Financial Officer
       Embrace Change Acquisition Corp.
       5186 Carroll Canyon Rd
       San Diego, CA 92121

                                                        Re: Embrace Change
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 13, 2022
                                                            File No. 333-265184

       Dear Ms. Yuan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed July 13,
2022

       Summary, page 1

   1. We note your response to comments 1 and 3 and revised disclosure that two of your officers and directors
are residents of China (including Hong Kong and Macau).
                                                        However, you also state
that your    officers and directors are not covered by any Chinese
                                                        permissions
requirements since none of them is a citizen of or based in mainland
                                                        China.    Please
clarify that the legal and operational risks associated with operating in
                                                        China also apply to
operations in Hong Kong and discuss whether and how that impacts your determinations.
Please also discuss the commensurate laws and regulations in Hong
                                                        Kong, if applicable,
and any risks and consequences to the company associated with those laws and regulations.
For example, revise Enforcement of Civil Liabilities on page 112 to
 Zheng Yuan
Embrace Change Acquisition Corp.
July 22, 2022
Page 2
      provide additional disclosure related to the enforceability of civil liabilities in Hong Kong.
      Additionally, provide disclosure in your last Risk Factor on page 24 regarding commensurate laws or regulations in Hong Kong which result in oversight over data security, and explain how this oversight impacts your officers and directors and to what extent you believe they are compliant with the regulations or policies that have been issued.
Risk Factors, page 24

2. We note your response to comment 4 and the amended disclosure on page 26 regarding liquidity risks. However, the cross reference on page 33 refers to a different risk factor subheading and does not identify the discussion on page 26. Please revise to include the correct reference regarding liquidity risks in the event you are unable to consummate a business combination due to your sponsor's substantial ties with a non-U.S. person.
General

3. We note disclosure in your risk factor on page 32 that your sponsor, officers, directors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please advise us how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.
       Please contact Shih-Kuei Chen at 202-551-7664 or James Lopez at 202-551-3536 with any questions.



                                                             Sincerely,
FirstName LastNameZheng Yuan
                                                             Division of
Corporation Finance
Comapany NameEmbrace Change Acquisition Corp.
                                                             Office of Real
Estate & Construction
July 22, 2022 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName